July 16, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance

Re:	Cray Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Filed May 7, 2010 File No. 000-26820

Dear Ms. Collins:

This letter responds to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 21, 2010 (the “Staff Letter”) regarding the Company’s Annual Report on Form 10-K of Cray Inc. (the “Company,” “we,” “us” or “our”) for the fiscal year ended December 31, 2009 (the “Form 10-K”) as filed with the Commission on March 16, 2010 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 as filed with the Commission on May 7, 2010 (the “Form 10-Q”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise indicated, page references herein correspond to the page of the Form 10-K or Form 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 31

1.
We note key performance indicators for revenue in the long term include the status of the pipeline of product sales opportunities and product development cycles. Please tell us your consideration to disclose your backlog of funded and unfunded contracts, projects or purchase orders in order to provide investors with quantitative insight as to management’s expectations of future revenue pursuant to Item 101(c)(1)(viii) of Regulation S-K. In this regard we note in your March 31, 2010 Form 10-Q (page 20) where you disclose that many customers have ordered successor products to the Cray XT5 which are expected to be delivered and accepted during the second half of 2010. Quantifying such orders as part of a backlog disclosure could provide investors with useful information regarding anticipated revenue from these sales for the remainder of 2010 or beyond.

Securities and Exchange Commission
July 16, 2010

We have not disclosed estimated backlog to investors in our filings with the Commission or elsewhere as we do not believe it is a meaningful indicator of our future business prospects and could be misleading to investors. As disclosed, a large percentage of our revenue is derived from a small number of significant contracts. This, among other factors, creates large fluctuations in backlog on a quarterly and annual basis. Further, we believe there to be a low correlation between the level of backlog and expectations of our short-term revenue. For example, backlog will be high in periods where large orders are received at the end of the period, when significant orders are in place for products still in development, or when we receive customer acceptance on a large order after the end of the period.

Other factors that can create significant differences between backlog at the beginning of a period and revenue earned during that period include material contract modifications prior to the delivery of products or the performance of services, the timing of customer acceptances, and the amount of revenue to be recognized on different contract elements (all of which may be impacted by contract modifications). Additionally, many of our orders from the U.S. government are not funded at the time of contract signing and are subject to fiscal funding risk.

For these reasons, orders often do not constitute a firm backlog and are not a meaningful indicator of future revenues and, as a result, such disclosure could be misleading to investors. Therefore, we have not included backlog in our filings. We have concluded that this approach is consistent with the disclosures provided by other companies in our industry.

Results of Operations, page 35

2.
We note your discussion on page 17 regarding penalties for failure to meet certain contractual requirements where you indicate that such penalties adversely impacted gross profits in 2008 and 2007 and you incurred additional penalties in fiscal 2009. Tell us the amount of contract penalties incurred for each period presented and tell us how you considered including a discussion of such penalties in your MD&A discussion for cost of revenues and gross profits.

As discussed in our filings, we may incur penalties for delivery delays or performance shortfalls (often recognized at the time of initial acceptance and revenue recognition). The value of contractual penalties incurred in 2009, 2008 and 2007 was $0.9 million, $2.2 million and $1.1 million, respectively.

We believe that, in our discussion of the results of operations, we have identified and quantified the material factors affecting our annual results. In our 2008 Form 10-K, when we had the highest contractual penalties, we did highlight that penalties did have a negative impact on product gross profit margin. For other periods presented, we considered the impact, but did not believe that the amounts incurred or the impact on gross profit warranted further disclosure.

Liquidity and Capital Resources, page 39

3.
We note that certain of your balance sheet accounts (i.e. accounts receivable, inventory, deferred revenue, other liabilities, etc.) have materially changed over the periods presented, however, the reasons for these changes are not clear from your disclosures. Please provide us with an explanation of these changes including the underlying drivers for each period presented. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Securities and Exchange Commission
July 16, 2010

As described in our Form 10-K, we typically have a small number of significant contracts that make up the majority of total revenue. The material changes in certain of our balance sheet accounts are due to the timing of product deliveries, customer acceptances, contractually determined billings, and cash collections. For example, a single system, representing approximately $100 million in revenue, was accepted in the fourth quarter of 2008. The decrease in accounts receivable from $95.7 million as of December 31, 2008 to $38.2 million as of December 31, 2009 was due to outstanding receivable balances related to certain large systems, such as the system described above, at the end of 2008 for which cash was collected in 2009. The decrease in deferred revenue from $67.7 million as of December 31, 2008 to $42.4 million as of December 31, 2009 was due to the nature of the sales arrangements in place as of December 31, 2008 compared to December 31, 2009. Our customer arrangements may include provision that allow us to invoice in advance of final acceptance and, therefore, we record deferred revenue until we recognize revenue on that arrangement. The systems for which final acceptance had not been received remained in inventory as of December 31, 2008, causing a decrease in inventory from $80.4 million as of December 31, 2008 to $29 million as of December 31, 2009. Cash and cash equivalents increased from $72.3 million as of December 31, 2008 to $105 million as of December 31, 2009 as payment for the systems referred to above was received in 2009. Other liabilities was higher at the end of 2008 compared to the end of 2009 due to a large contractual obligation at December 31, 2008 which had been settled by December 31, 2009.

While the above explanation for the changes are currently in the Form 10-K outside of MD&A, we note the Staff’s comment and will include a more robust discussion of material changes in our balance sheet accounts in future filings with the Commission.

We believe our liquidity and capital resources discussion included all known trends, events or uncertainties, which were reasonably likely to impact future liquidity.

Consolidated Statements of Operations, page F-2

4.
We note your discussion regarding project revenues on page F-8. Please clarify whether the project revenues also include customer engineering arrangements and tell us the amount of revenues earned from these arrangements (both project and customer engineering) for each period presented. Also, tell us where you classify these arrangements in your Consolidated Statements of Operations (e.g. product revenues, service revenues or an allocation amongst both product and services). In this regard, we note your results of operations discussion for both product and service revenues refer to your custom engineering initiatives. If you allocate the revenues amongst products and services, then please explain your allocation methodology and provide justification for such presentation. To the extent that such revenues are included in a single line item, tell us whether you considered including in your presentation a separate revenue and related cost of revenue line item for bundled arrangements that include both product and service elements. Further, assuming that your presentation of revenues and cost of revenues are considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, you should revise your footnote disclosures to inform investors of your presentation methodologies relating to such arrangements. Also, to the extent that there is significant disparity between your bundled and unbundled arrangements (as presented within the same line item) with regards to pricing, margins, etc., tell us how you considered including a more detailed discussion in MD&A of how each of these revenue streams contribute to the your results of operations.

Securities and Exchange Commission
July 16, 2010

The project revenues discussion on page F-8 describes situations where we use the percentage of completion method of accounting. Project revenues may include arrangements under our new custom engineering initiative. We recognized $22.4 million, $7.2 million and $1 million of project revenue in 2009, 2008 and 2007, respectively. The amount recorded in 2009 was recorded as “Service Revenue” in our Consolidated Statement of Operations and related to our custom engineering initiative. The amounts recorded in the other periods presented related to unrelated contracts and were recorded as “Product Revenue” in our Consolidated Statement of Operations. The amount recorded in 2008 related to a contract modification for third-party equipment provided to the customer.

The $22.4 million recognized in 2009 related to two contracts, which were from our custom engineering initiative. In 2009, we also recognized $3.9 million of “Product Revenue” from new custom engineering initiatives. This revenue resulted from tangible products sold to other customers and was not allocated from the custom engineering contract accounted for under percentage of completion discussed above. This product revenue was recognized under the methodology discussed on page F-8 “Products.”

During the periods presented, we have not allocated revenue from contracts accounted for under the percentage of completion method of accounting between product and service revenue. As such, there is not a significant disparity between bundled and unbundled arrangements. Given the nature of our contracts, this could change in the future. If so, we would disclose our allocation methodology in future filings.

We believe that our presentation is reasonable for purposes of complying with Rule 5-03(b)(1) and (2). In future filings, we will provide additional disclosure on the presentation of these arrangements.

Notes to Consolidated Financial Statement

Note 12. Convertible Notes and Line of Credit

Line of Credit, page 23

5.
We note you maintain a line of credit with Wells Fargo Bank, N. A. You also disclose that Wells Fargo and Company owns more than 11 percent of the company’s common stock. Please tell us the relationship between Wells Fargo Bank, N.A. and Wells Fargo and Company and your consideration to disclose the line of credit as a related party transaction pursuant to Rule 4-08(k) of Regulation S-X.

Two Wells Fargo entities, Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC (the “WF Investment Subs”) are reported to be the record holders of the Cray common stock referenced above. Wells Fargo and Company (“WF&C”) is the parent company of the WF Investment Subs. 1 WF&C is also the parent company of Wells Fargo Bank, N.A. (“WF Bank”).

Securities and Exchange Commission July 16, 2010

Rule 4-08(k) of Regulation S-X requires disclosure of “related party” transactions. Under Regulation S-X, a “related party” is defined in pre-codification SFAS 57 “Related Party Disclosures” (currently ASC Codification Topic 850, Related Party Disclosures (“Topic 850”). SFAS 57 defines related parties as, in relevant part:

Affiliates of the enterprise; . . .and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Emphasis added. An “affiliate” is also defined in Regulation S-X 1-02(b) as:

[A] person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

The definition of a related party pursuant to Rule 4-08(k) of Regulation S-X as applied to a situation such as that described above, therefore, turns on an analysis of control and significant influence. Stock ownership in a company—even greater than 10%—does not in itself indicate a relationship of control or significant influence. In the case of the situation at hand, the Company did not (and does not) believe that WF Bank had exerted (or could exert) either control or significant influence over the Company or prevented the Company from “fully pursuing its own separate interests” with respect to the line of credit such that they could have be considered a “related party” pursuant to Rule 4-08 of Regulation S-X. The Company therefore did not consider the line of credit as a related party transaction and believes that the terms and conditions of the line of credit were negotiated at arm’s length.

We think it is relevant to state that the Company does not believe that, under the above analysis, the line of credit would be a related party transaction even if the line of credit was with the WF Investment Subs rather than WF Bank because, notwithstanding the WF Investment Subs’ ownership of Company common stock, they did not (and do not) in fact exercise control or significant influence over the Company in any way (directly or through the Company’s management).  The fact that the line of credit is with a sibling entity of the WF Investment Subs only attenuates the connection between the stock ownership and the line of credit, and makes it less, rather than more, likely that WF Bank could exercise control or significant influence over the Company. The line of credit is not material to the company as it has been used to facilitate cash management and operational business processes rather than financing.  In order to minimize the cost and maximize the flexibility (no covenants) of this line of credit it was cash secured, and remains so.  The maximum principal amount of the line did not exceed $3,500,000 in 2009.  The Company is required to maintain a cash security at WF Bank in the same amount.

[1]
The information set forth in this sentence in respect of WF Investment Subs and WF&C is based solely on a Schedule 13G filed with the Commission on January 22, 2010, regarding ownership as of December 31, 2009.

Securities and Exchange Commission
July 16, 2010

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 22, 2010)

Board Leadership Structure, page 11

6.
We note your statement in this section that you separate the roles of Chairman and CEO “in recognition of the differences between the two roles.” With a view towards providing enhanced disclosure in future filings, please explain in greater detail why you determined that this leadership structure is appropriate given your company’s specific characteristics or circumstances.

We believe that this structure is currently appropriate given the experience of our current Chairman of the Board of Directors, both outside of the company and as a member of our Board, our size and stage of development as a Company and the operational efficiencies that currently result from separating the roles. Our present Chairman of the Board, Stephen C. Kiely, has both operational and corporate governance experience that is highly applicable to a company such as ours. Our Board of Directors in consultation with members of our senior executive team, including our Chief Executive Officer, Peter J. Ungaro, therefore believe that capitalizing on such technology and governance expertise by designating Mr. Kiely as Chairman of the Board is the most effective way to realize the leadership potential offered by both Mr. Kiely and Mr. Ungaro at this time. However, we believe that it is in the best interests of our shareholders for the Board of Directors to make a determination regarding the separation or combination of these roles each time it elects a new Chairman or Chief Executive Officer or at other times, based in each case on the relevant facts and circumstances applicable at that time.

Compensation of the Executive Officers

Annual Cash Incentive Compensation Plan

Individual Balanced Scorecards, page 28

7.
We note that 60% of Dr. Williams’ 2009 scorecard was based on specific product development achievements and engineering budget management. Also, 30% of Mr. Miller’s scorecard was based on Cray CX1 system revenue and 40% was based on other Productivity Solutions Group and marketing goals. In your response letter, please provide more detail on these additional performance measures and disclose any quantitative targets that were established in connection with these measures. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K.

Dr. Williams’ specific product development goals were defined at the project and component level rather than the system level (i.e., rather than at the level of complete products shipped commercially). Her budget management goal was also based on budget targets that reflects department-specific leadership factors (e.g. excludes “non-controllable” costs) that result in the composition of the targets differing from any line item in our publicly disclosed financial results. Mr. Miller’s Productivity Solutions Group and Marketing goals were based on combined, rather than separate, goal components, and most components were based on subjective criteria. The Company also does not disclose projections or actual revenue for sales of the relatively new Cray CX1 high performance computing products disaggregated from other revenue publicly, and such revenue has to date not been material in amount (and the Company does not believe that disclosure of such disaggregated Cray CX1 revenue is otherwise required in the referenced filings).

Securities and Exchange Commission
July 16, 2010

As a result of the above, we do not believe disclosure of detail beyond that which we have already disclosed for these components would provide material information to investors. While we believe that alone is dispositive, the disclosure of such detail—or of the significant amount of additional information regarding our product roadmap and future technology and product plans, potential third party relationships, areas of internal management and operational focus and other aspects of our operations that would be necessary even to attempt to provide context for such detail—would also expose competitively sensitive information. Ultimately, we believe that, particularly in light of the detail and narrative already provided regarding our annual cash incentive plan, our current disclosure complies with both the requirements of Items 402(b)(2)(v) and (vii) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 6

8.
Your disclosures indicate that estimated selling price is determined using either vendor-specific objective evidence, third-party evidence of selling price or management’s best estimate of selling price. Please explain further the arrangements and circumstances in which you use each of these methodologies. Also, include a discussion of the significant factors, inputs and assumptions used in determining the selling price for your deliverables (whether you are using VSOE, third-party evidence or management’s best estimate of selling price). We refer you to ASC 605-25-50-2.

Our arrangements are typically unique for each customer and may consist of multiple deliverables of our product and service offerings due to the needs of the customer. For example, a customer purchasing a supercomputer may also purchase external storage, training, and maintenance. This arrangement would consist of multiple elements, with the supercomputer delivered in one or more periods, external storage and training delivered in the same period or in later periods, and the maintenance delivered across multiple reporting periods.

We follow the selling price hierarchy in determining our best estimate of the selling price of each deliverable. Certain products and services are sold separately in standalone arrangements for which we are able to determine vendor specific objective evidence (VSOE). We determine VSOE based on our normal pricing and discounting practices for the product or service when sold separately.

When we are not able to establish VSOE for all deliverables in an arrangement with multiple elements we attempt to establish the selling price of each element based on third party evidence (TPE). Our inability to establish VSOE is often due to a relatively small sample of customer contracts that differ in system size and contract terms which can be due to infrequently selling each element separately, not pricing products within a narrow range, or only having a limited sales history, such as in the case of certain advanced and emerging technologies. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our offerings contain a significant level of customization and differentiation from those of our competitors such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are often unable to reliably determine what similar competitor products’ selling prices are on a standalone basis as important details of competitive bids are not available to us. Therefore, we typically are not able to determine TPE.

Securities and Exchange Commission
July 16, 2010

When we are unable to establish selling price using VSOE or TPE, we estimate selling price based on management’s best estimate. The objective of estimated selling price (“ESP”) is to determine the price at which we would transact a sale if the product or service were sold on a standalone basis. We determine ESP for a product or service by considering multiple factors, including, but not limited to, internal costs, gross margin objectives, and pricing practices. ESP is often based on data collected from our prior sales, but that may not have the sample size or consistency to establish VSOE.

We note the Staff’s comment and will include a more robust disclosure of our revenue recognition policy in future filings with the Commission.

****************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian C. Henry
Brian C. Henry
Executive Vice President and
Chief Financial Officer

cc:	Melissa Kindelan, Securities and Exchange Commission
Matthew Crispino, Securities and Exchange Commission
Peter J. Ungaro, President and Chief Executive Officer
Michael C. Piraino, Vice President, General Counsel and Corporate Secretary
Charles D. Fairchild, Vice President, Controller and Chief Accounting Officer
Cray Inc. Audit Committee
Alan C. Smith, Fenwick & West LLP
Sharlyn R. Turner, Peterson Sullivan LLP